July 30, 2025

Shawn Matthews
Chief Executive Officer
HCM II Acquisition Corp.
100 First Stamford Place, Suite 330
Stamford, CT 06902

Simon Irish
Chief Executive Officer
Terrestrial Energy Inc.
9319 Robert D. Snyder Rd.
Charlotte, NC 28223

       Re: HCM II Acquisition Corp.
           Registration Statement on Form S-4
           Filed on July 17, 2025
           File No. 333-288735
Dear Shawn Matthews and Simon Irish:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 26, 2025 letter.

Registration Statement on Form S-4
Summary of the Proxy Statement/Prospectus
Compensation Received by the Sponsor..., page 16

1. We note your response to prior comment 12. Please further revise the compensation table to additionally quantify the New Terrestrial shares issuable to Mr. Matthews (i)
       pursuant to any contingent value right contained in the $4,000,000 Terrestrial
       Convertible Notes and (ii) upon exercise of the 40,000 Terrestrial Warrants. Refer to
 July 30, 2025
Page 2

       Item 1604(b)(4) of Regulation S-K. Revise as appropriate disclosure indicating the
       Terrestrial Warrants will convert to New Terrestrial Common Stock, given disclosure elsewhere indicating they will remain outstanding and become exercisable at closing.
       Confirm whether the paragraph regarding $15,000 per month should appear in relation to the Sponsor, rather than Mr. Matthews, and quantify the amount due as of the most recent practicable date, both here and in the related person transactions section.
The Business Combination Proposal
Background of the Business Combination, page 137

2. We note your response to our prior comment 24 and reissue. Please revise to describe negotiations relating to material terms of the transaction, including but not limited to structure, consideration, equity financing, and continuing employment or involvement for any persons affiliated with the SPAC before the merger. In your revised
       disclosure, please explain the reasons for the terms, each party   s
position on the issues
       (including proposals and counter-proposals), and how you reached agreement on the final terms.
The HCM II Board's Reasons for the Approval of the Business Combination, page
141

3. Your revisions in response to prior comment 27 do not appear to specifically address the aspects of the unit economic criteria noted; accordingly, we reissue it. Please include disclosure that indicates how the HCM II Board considered this criteria. Clearly disclose if some aspects of this criteria were not met and discuss how
       the Board considered these in determining the criteria was met. In this regard, we note
       disclosure on page 2 that    the HCM II Board concluded that the
Business
       Combination met the evaluation criteria for an initial business combination disclosed in the prospectus for the IPO.
Summary of HCM II Financial Analysis, page 148

4. We note your responses to prior comments 28 and 29. Please further revise to clearly disclose who prepared the Materials and when they were prepared. In this regard, we
       note references to preparation by HCM II   s management, presentation by
Mr.
       Matthews to the Board, and estimates and projections from the management of
       Terrestrial Energy or third sources (Cf. pages 139, 148, 149). Additionally confirm whether any financial projections with respect to Terrestrial Energy (other than the
       Illustrative Unit Economics) were provided to the HCM II Board or other parties, such as potential PIPE investors (noting that disclosure on page 149 refers
to    by   ); if so,
       revise to include such projections. Clarify disclosure on page 137 that, "PIPE
       Investors continued to only receive cleansed information" (for instance, does this refer to nonpublic information subsequently publicly disclosed via Form 8-K, as also referenced on page 137?).
Unaudited Prospective Unit Economics Information, page 153

5. We note your revisions in response to prior comment 31. Please further revise to disclose (i) the date that the Unit Economics were prepared and, as applicable, updated and (ii) whether or not Terrestrial Energy has affirmed to HCM II that the
       Unit Economics (and any other projections) reflect the view of its management or
 July 30, 2025
Page 3

       board as of the most recent practicable date. Refer to Item 1609 of Regulation S-K.
       Additionally disclose the estimates and key assumptions referenced on page 155
       (i.e., "certain estimates and other key assumptions that Terrestrial Energy's management relied upon in preparing Terrestrial Energy's business model," including
       "estimates with respect to certain expenses and working capital and an illustrative schedule depicting a range of deployment targets of IMSR Plants"), or tell us why you believe this is not required.
Unaudited Pro Forma Condensed Combined Financial Information, page 206

6. We note your response to prior comment 38. Please clarify whether the number of
       ExchangeCo shares held by ExchangeCo shareholders are included in the number of shares held by Terrestrial Energy Shareholders in the ownership level table on page
       209.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 211

7. We note that Terrestrial Energy issued Series A-1 preferred shares in July 2025.
       Please revise the pro forma balance sheet to present the number of shares authorized, issued and outstanding.
Information about Terrestrial Energy, page 249

8. We note that Terrestrial Energy's press release of June 24, 2025, announcing the
       Ameresco collaboration references the "use of a natural gas-fired energy bridge in
       IMSR plant operation" and "hybridization with other systems including natural gas."
       Please revise your business section to discuss this hybrid energy approach and include risk factor disclosure as appropriate.
Intellectual Property, page 268

9. We note your revisions in response to prior comment 52. Please revise disclosure that
       you    currently have approximately 90 patents granted or pending,    to
separately
       quantify the number of granted patents and pending patents. Include the information required by Item 101(h)(4)(vii) of Regulation S-K.
Beneficial Ownership of Securities, page 296

10. We note your response to prior comment 55. Disclosure on page 296 states, "The expected beneficial ownership of New Terrestrial Common Shares post-Business
       Combination is calculated as if Closing occurred on July 17, 2025." Accordingly, please revise to include securities that each person has the right to acquire within 60 days of the assumed closing date, including shares underlying New Terrestrial
       Warrants and Terrestrial Warrants. Note 3 on page 297 continues to refer to any pecuniary interest that Mr. Matthews "may have;" please revise to disclose that he has an economic interest in 2,950,000, or approximately 51.3%, of the Founder Shares held by the Sponsor, and similarly quantify his economic interest in the shares underlying New Terrestrial Warrants to be issued upon conversion of private placement warrants.
 July 30, 2025
Page 4
Exchangeable Shares, page F-59

11. We note your response to prior comment 60. For each type (e.g., preferred stock, common stock) and class of issued and outstanding shares of Terrestrial Energy
       Canada (Exchange) Inc. (   ExchangeCo   ), provide the level of economic
interest and
       voting rights held by Terrestrial Energy (   parent   ). If any of these
shares are held by
       someone other than the parent, provide the percentage of economic interests held by them and clearly state whether they meet the definition of a noncontrolling interest in
       ASC810-10-45-15 and provide your basis. If the definition is met, revise to report these holdings as noncontrolling interests. Refer to ASC 810-10-45-16. General

12. We note your response to prior comment 61. Please include a summary description of the call options in an appropriate location within the proxy statement/prospectus, with a cross-reference to more detailed discussion within notes to financial statements as appropriate.
13. Your response to prior comment 63 indicates you are omitting the disclosure letter pursuant to Item 601(b)(2) of Regulation S-K. Please file the company and purchaser disclosure letters in accordance with the requirements of Item 601(b)(2)(ii), which allows a registrant to redact specific provisions or terms of exhibits required to be filed pursuant to Item 601(b)(2) if the registrant customarily and actually treats that information as private or confidential and if the omitted information is not material.
       Mark the exhibit index to indicate that portions of the exhibits have been omitted, include the requisite statement on the first page of the redacted exhibits, and include brackets indicating where the information is omitted within each exhibit.
14. We note your response to prior comment 68, and reissue it in part. You disclose that properly tendered Public Shares will be redeemed at least one day prior to the domestication, but also that Public Shares will not be redeemed if the business combination is abandoned and will be returned to the holder; please reconcile and add risk factor disclosure as applicable. Clarify the process for requesting
HCM II   s
       consent to withdraw tendered shares following the redemption request deadline, referenced on pages xxiii and 106.
15. We note your revised disclosure regarding the Bridge Round Offering. Please disclose the lock-up period of the Terrestrial Energy Convertible Notes, following which the
       20 trading day period for the contingent value right begins. Additionally quantify the shares that may be issuable pursuant to the contingent value right outside the ownership table. Refer to Item 1604(c) of Regulation S-K. File the Terrestrial Warrant
       and related documents, such as the Warrant Assignment and Assumption Agreement, as exhibits to the registration statement.
 July 30, 2025
Page 5

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Kevin Manz
      Eliot Robinson